805 SW Broadway
Suite 2 440
Portland, Oregon 97 205
Telephone: 503/ 419 -3 000
Facsimile: 503 / 4 19-3001
http://www.whiteandlee.com

Writer’s Direct Dial Number: 503/419-3002

February 1, 2008

Karl Hiller
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Shoshone Silver Mining Company
Amended Form 10-KSB for Fiscal Year Ended December 31, 2006
Filed May 21, 2007 File No. 0-31184

Dear Mr. Hiller:

     We represent Shoshone Silver Mining Company (the “Company”) and received a copy of your letter to Melanie Farrand dated January 15, 2008. The Company has filed Amendment No. 2 to Form 10-KSB for the fiscal year ended December 31, 2006.

     Amendment No. 2 includes error correction disclosures in the financial statements as requested in your letter of January 15, 2008.

Please contact me if you require any additional information.

Very truly yours,

WHITE & LEE LLP

William H. Caffee

WHC:
Enclosures
cc: Shoshone Silver Mining Company